POULTON & YORDAN
                                ATTORNEYS AT LAW

--------------------------------------------------------------------------------

RICHARD T. LUDLOW

                                  June 19, 2006



H. Roger Schwall
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      BMB Munai, Inc.
                  Registration Statement on Form SB-2
                  Filed October 21, 2005
                  File No.: 333-129199

                  Form 10-KSB/A for the year ended March 31, 2004
                  Filed April 11, 2006
                  File No. 000-28638

                  Form 10-QSB/A for the year ended December 31, 2004 Filed April 11, 2006
                  File No. 000-28638

Dear Mr. Schwall:

         At the request of the management of BMB Munai, Inc., (the "Company" or "BMB Munai") and further to my conversations with Ms. Moncada-Terry we are responding to comments raised by the staff at the Securities and Exchange Commission in your letters dated June 6, 2006. Following are the responses to your comments.

                             LETTER OF JUNE 6, 2006

Selling Security Holders, page 14

1. Identify as underwriters all selling security holders who are affiliates of registered broker-dealers, unless you can confirm to us that such selling security holders purchased the securities in the ordinary course of business and have no agreements or understandings, directly or indirectly, with any party to distribute the securities.


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
Mr. Roger Schwall
June 19, 2006
Page 2


         In the footnotes to the table disclosing the selling security holders, we have added disclosure identifying all selling security holders who may be deemed to be affiliated with a registered broker-dealer. (See pages 14-16.) Each of these selling security holders has confirmed to us that they acquired their BMB Munai shares in the ordinary course of business and have no agreements or understandings, directly or indirectly, with any party to distribute their BMB shares.

         The remaining selling security holders have confirmed to us that they are not affiliated with any registered broker-dealer.

2. We note that in amendment 1 to your registration statement you added 992,000 shares of common stock issued to a number of named parties. We note that these sales occurred in December 2005 after the filing of the initial resale registration statement and that you then added these securities to your pending registration statement. It is therefore unclear to us how you can conclude that the purchasers of the securities took with investment intent or without a view to distribute. Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. However, the rule appears to be unavailable to you, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering. Please provide us with a detailed analysis as to why you believe that you are able to add the securities from the December 2005 private placement to the pending registration statement.

         As we discussed, the Company has removed from the registration statement the 992,000 shares in question. (See the "Calculation of Registration Fee" table, the front cover of the prospectus and pages 2, 11-13.)

Form 10-KSB/A-2 for the year ended March 31, 2004

Controls and Procedures, page 3

3. Please revise to provide the information required by Item 8A of Form 10-KSB. Note that the item requires you to include information required by Item 307 and 308 of Regulation S-B. We also refer you to Rule 12b-15 of the Exchange Act, which requires the inclusion of the complete text of each form item as amended. Similarly, revise the Controls and Procedures section of you 10-QSB for the period ended December 31, 2004.

Mr. Roger Schwall
June 19, 2006
Page 3

         On June 16, 2006 we filed amendments to the Form 10-KSB/A-3 for the year ended March 31, 2004 and the Form 10-QSB/A-2 to properly revise the Controls and Procedures disclosure included in those reports.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                          Very truly yours,

                                                          POULTON & YORDAN

                                                           /s/ Richard T. Ludlow

                                                          Richard T. Ludlow
                                                          Attorney at Law